UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                                  FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Illinois Superconductor Corporation (ISCO)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       10/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director [ ] Officer (give title below) [ ] Chairman [x] 10% Owner [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person












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Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)

       (a) and (b) Common Stock

2.     Transaction Date (Month/Day/Year)

       (a) 10/05/00
       (b) 10/20/00

3.     Transaction Code (Inst. 8)

       (a)   X
       (b)   P

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

       (a)  17,391
       (b) 909,091

             (A) or (D):

       (a) A
       (b) A

             Price:

       (a) $ .25
       (b) $2.75

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

       (a) and (b) 2,626,482



                                  (Page 2 of 5)

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

       (a) D
       (b) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.










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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

       Warrants

2.     Conversion or Exercisable Price of Derivative Security

       $.25

3.     Transaction Date (Month/Day/Year)

       10/05/00

4.     Transaction Code (Instr. 8)

             Code

                 X

             V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)


             (D)

       17,391

6.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

             Immediately

             Expiration Date:

             10/29/01

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

             Title:

             Common Stock

             Amount or Number of Shares:

             17,391

8.     Price of Derivative Security (Inst. 5)

             *

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9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

             0

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

             D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

             Not Applicable.


Explanation of Responses:

       *Elliott received 350 shares of the Issuer's Series G Convertible Preferred Stock along with 17,391 warrants in connection with a $1,750,000 investment in the Issuer.

     #Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Date: November 10, 2000

                 ELLIOTT ASSOCIATES, L.P.
                 By: Elliott Capital Advisors, L.P., as General Partner
                    By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                                 Elliot Greenberg
                                 Vice President

                 #Signature of Reporting Person


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